Exhibit 99.1

Silynxcom Introduces New Encrypted Wireless Tactical Communication Product

The new product was developed at the request of a European police department and will be showcased at the Enforce Tac 2024 conference

Netanya, Israel, Feb. 22, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announces that it plans to showcase its new encrypted wireless tactical communication product at Enforce Tac in Nuremberg, Germany, following the successful development of the product at the request of a European police department. Enforce Tac is the premier event for law enforcement, security and tactical solutions, that takes place February 26 to February 28, 2024. To schedule a meeting with a Silynxcom representative during Enforce Tac 2024, please contact info@silynxcom.com.

Building on a successful year, marked by orders and the adoption of its products by several national defense forces, Silynxcom is readying itself to present its latest innovations in tactical communications. These products have been field-tested and combat-proven, providing cutting-edge, reliable solutions in the most challenging environments.

“Participation in Enforce Tac 2024 is a part of our mission to increase awareness in the industry for our high-level communication systems that enhance the safety and effectiveness of military and law enforcement personnel worldwide,” said Nir Klein, CEO of Silynxcom. “We look forward to showcasing our portfolio of advanced military headset systems, which are designed to meet the evolving needs of our customers in terms of performance, durability, and integration with existing equipment.”

Visitors to the Enforce Tac conference will have the opportunity to experience first-hand the Company’s innovative in-ear headset products, push-to-talk devices, communication controllers, and a range of communication device cables and connectors. These solutions are tailored for use in combat, battlefield operations, riot control, and weapons training, offering unparalleled clarity, protection, and ease of use.

Silynxcom’s team of experts will be available throughout the event to provide demonstrations, discuss custom solutions, and explain how its technology can meet the specific needs of various organizations.

About Silynxcom Ltd.

For over a decade, Silynxcom has been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. The Company’s in-ear headset devices are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The Company’s in-ear headsets seamlessly integrate with third party manufactured, professional-grade ruggedized radios that are used by the military, law enforcement, and disaster recovery industry professionals. The Company’s in-ear headsets fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations.  In addition, the Company develops, markets and sells push-to-talk devices, communication controllers, and communication device cables and connectors. The Company’s products are designed to be compatible with other products that it offers and with other third-party communication products available in the market that are used by its customers.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company uses forward-looking statements when it discusses its products and advantages of its products and that its participation at Enforce Tac is a part of the Company’s mission to increase awareness in the industry for its high-level communication systems that enhance the safety and effectiveness of military and law enforcement personnel worldwide. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus dated January 11, 2024 related to the Company’s initial public offering filed with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.

ir@silynxcom.com